Exhibit (a)(8)

CONFIDENTIAL

April 9, 2010

J. Brett Harvey	and	The Board of Directors of CNX Gas
President and Chief Executive		Corporation
Officer		Attn: J. Brett Harvey
CONSOL Energy Inc.		Chairman and Chief Executive Officer
1000 CONSOL Energy Drive Canonsburg, PA 15317-65061		CNX Gas Corporation
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

RE:      Potential Tender Offer

Dear Fellow Directors:

As you know, CONSOL announced on March 16, 2010 that it had entered into an agreement with Dominion Resources to purchase Dominion Resources’ gas assets. In addition, on March 22, 2010, CONSOL announced that it had agreed with T. Rowe Price Associates, Inc. to commence a cash tender offer for all of the shares of CNX Gas Corporation that CONSOL does not already own.

As the issuer of securities subject to the tender offer, CNX Gas will be required to state the recommendation of the CNX Gas board of directors with respect to the tender offer in a Schedule 14d-9 filed with the Securities and Exchange Commission within 10 business days after CONSOL commences its tender offer.

As the sole director who is independent from CONSOL, I ask the Chairman to call a meeting of the board of directors of CNX Gas, as soon as

CONSOL Energy

CNX Gas Corporation Board of Directors

April 9, 2010

practicable, to form a Special Committee so that the Special Committee will have maximum time to evaluate and consider responses to any tender offer.

I also request that immediately and prior to the commencement of any tender offer, the Nominating Committee of the CNX Gas board of directors conduct a search process for additional qualified directors who are independent from CONSOL and would be considered “independent directors” under the New York Stock Exchange listing standards; the CNX Gas board of directors expand the size of the board as appropriate; and CONSOL, as the controlling stockholder of CNX Gas, elect independent director nominees recommended by the Nominating Committee, so that they may be considered for membership in the Special Committee.

Sincerely,

John R. Pipski